

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 27, 2010

Michael Goldberg
Chief Executive Officer
IDO Security Inc.
17 State Street
New York, NY 10004

> **Re: IDO Security Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-51170**

Dear Mr. Goldberg:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Our Solution – The MagShoe, page 6

1. We note your disclosure that your subsidiary has experienced unforeseen and lengthy delays in obtaining requisite approvals from the Ministry of Defense of the State of Israel for shipment of your MagShoes. Given the impact these delays have had on your revenue for the year ended December 31, 2009, in your future filings please provide additional disclosure regarding your management's views on these delays, including their cause and potential durations. In addition, please disclose whether you believe that these types of delays will become an ongoing occurrence and, if so, the impact they will have on your business.

Marketing Plan and Sales Organization, page 8

2. We note that you purchase certain of the components from the MagShoe from a single source in Israel. In your future filings please disclose whether you have a written contract with this supplier. In addition, to the extent material, please consider including a risk factor discussing the risk to your business if this supplier were to cease providing these supplies to you for any reason, including your ability to obtain alternative supplies from other third-party suppliers.

Liquidity and Capital Resources, page 18

3. We note that your description of your recent financing is repeats the description of the financings in your financial statements. In your future filings please consider replacing this disclosure with a cross reference to the financial statements. In addition, please provide a more detailed assessment of your financial condition and liquidity outlook. For example, disclose how long management expects that its current cash on hand and cash from operations will sustain the company and how much additional financing the company will require to meet its needs over the next 12 months. Also provide more information about the company's specific spending commitments and funding requirements, particularly its required interest payments.

4. Advise whether the company is currently discussing alternatives (e.g. bankruptcy, merger, etc.) to raising capital to preserve the existence of the company.

Consolidated Balance Sheets page F-2

5. We note that goodwill represents approximately 84% of your total assets as of December 31, 2009. In light of the significant decline in revenues and margins and significant net losses for the nine months ended September 30, 2010 and year ended December 31, 2009, explain to us in detail how your goodwill balance is not impaired as of December 31, 2009 and why you did not perform an interim impairment test as of, at a minimum, September 30, 2010. It appears that your significant declines in sales and continued lengthy delays in obtaining the requisite approvals from the Ministry of Defense of the State of Israel would have triggered an interim impairment test. Also, describe your impairment test to us in detail, including at a minimum: 1) the reporting units you identified and how they were identified, 2) how you determined the fair value of your reporting units and why you believe that methodology is appropriate, 3) a description of key assumptions used and how the key assumptions were determined, and 4) the percentage by which fair value exceeded carrying value as of the most recent step one test. Refer to your basis in the accounting literature.

Note 5 – Private Placement of Convertible Securities

(i)   10% Secured Convertible Promissory Notes, page F-11
(iii) Secured Convertible Promissory Note and Series A Convertible Preferred Stock, page F-14

6. Tell us your consideration of Subtopics 10 and 40 of ASC 815. Consider expanding your disclosure in future filings.

Forms 10-Q for the Quarterly Periods Ended June 30 and September 30, 2010

Note 5 – Inventories, page 5

7. We note the significant increase in inventories and declining sales. Tell us your consideration of a possible write-down in inventory and expand your disclosure in future filings to explain why inventory is or is not impaired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Goldberg
IDO Security Inc.
December 27, 2010
Page 4

　　　You may contact Sharon Virga, accountant, at (202) 551-3385 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Larry Spirgel
　　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　　Assistant Director

Facsimile: (646) 285-0026